FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

FEBRUARY 15, 2004 DISTRIBUTION

Calgary, Alberta – January 20, 2004 - Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) of Calgary, Alberta today announces that a cash distribution of US$0.10 per trust unit will be paid on February 15, 2004 in respect of the January 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business January 31, 2004.  The ex-distribution date is January 28, 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust                                                    Investor Relations Counsel:

Luc Chartrand, President and CEO                                  The Equity Group

Telephone (403) 213-2502                                               Linda Latman (212) 836-9609

Fax  (403) 294-1197                                                         Sarah Torres (212) 836-9611

                                                                                          www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com